January 17, 2007
Via Electronic Submission and Overnight Courier
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:     Kathleen Collins, Accounting Branch Chief

RE:	Moldflow Corporation
Form 10-K for Fiscal Year Ended June 30, 2006
Form 10-Q for Fiscal Quarter Ended September 30, 2006
File No. 0-30027
Dear Ms. Collins:
          This letter is being furnished in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated December 18, 2006 (the “Comment Letter”) to Christopher L. Gorgone, Executive Vice President and Chief Financial Officer of Moldflow Corporation (“Moldflow” or the “Company”), with respect to the Company’s Form 10-K for the fiscal year ended June 30, 2006 and Form 10-Q for the fiscal quarter ended September 30, 2006. The response set forth below has been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.
Form 10-K for the Fiscal Year Ended June 30, 2006
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9
1.	We note that the Company determines VSOE of the fair value of undelivered services based on the prices that are charged when the same element is sold separately to customers. If your renewal rates vary from customer to customer, then tell us how you can reasonably establish VSOE. Explain to us how your determination of VSOE complies with paragraphs 10 of SOP 97-2.
     In accordance with SOP 97-2, the Company considers maintenance and support contracts entered into at the same time as the sale of software licenses to be multiple elements of a single arrangement. The Company uses the residual method to recognize revenues from arrangements like these with one or more elements to be delivered at a future date, when evidence of the fair value of all undelivered

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January 17, 2007

elements exists. Under the residual method, the fair value of the undelivered elements, such as maintenance and support services related to our software product offerings, is deferred and the remaining portion of the total arrangement fee is recognized as product revenue. The Company generally determines vendor-specific objective evidence (“VSOE”) of the fair value of undelivered maintenance and support services based on the prices that are charged when the same element is sold separately to customers, which typically occurs when customers renew their maintenance and support agreements. This method of determining VSOE is one of the two specific circumstances referenced in paragraph 10 of SOP 97-2.
     While renewal pricing does vary between individual customers, the Company has identified certain “classes of customers” within which the pricing of renewed maintenance and support agreements is reasonably consistent. These classes of customers are defined by the most significant factors that have influenced the pricing of the renewals, which are (1) the geography in which the sale was transacted, and (2) the distribution channel of the sales transaction (i.e., direct sales, distributor/reseller sales, and educational-market sales). The Company has a practice of establishing separate maintenance and support price lists for each of its major geographies and distribution channels, and the Company’s sales teams are guided to sell at a consistent price or at a consistent discount from list price within each class of customer. On an annual basis, the Company reviews the pricing and discounts reflected in its actual maintenance renewal sales within each class of customer and assesses if a concentration of consistent renewal pricing exists. If a reasonable concentration of renewal pricing exists, the Company concludes that VSOE of fair value for its maintenance and support services exists for that class of customer. That determination of VSOE (typically stated as a fixed discount from the relevant price list) serves as the basis for the value we defer for maintenance and support agreements included in bundled transactions for that class of customer until the next review process. Should indicators of significant changes in pricing behavior present themselves, the Company would conduct another review.
     The Company believes this methodology takes into account the key variables that cause renewal rates to vary from customer to customer and reasonably allows the Company to determine VSOE for undelivered maintenance and support services in accordance with paragraph 10 of SOP 97-2.
2.	We further note that the fair value of maintenance and support services may also be determined based on the price to be paid upon renewal of that service in accordance with the optional renewal terms offered contractually to the customer. For renewal rates stated in the contract, tell us what percentage of your customers actually renew at the stated rates. Also, tell us how you considered paragraph 57 of SOP 97-2 in determining that such rates were substantive.
     For a majority of its multiple-element revenue arrangements in fiscal 2004, 2005 and 2006, the Company determined VSOE of bundled maintenance and support agreements in accordance with the guidance of paragraph 10 of SOP 97-2, as described in the Company’s reply to Comment #1. On a more limited basis, the Company has also relied upon the optional maintenance renewal rates included in individual customer contracts to establish VSOE of fair value for its bundled maintenance and support service agreements. Of the 28 renewal transactions that occurred in the

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January 17, 2007

first six months of fiscal 2007 whose original arrangements included contractual renewal rates, 24 (86%) were executed at a price consistent with the rate specified in the original contract. The number of transactions reviewed is necessarily limited due to our limited use to date of such contract renewal clauses to establish VSOE of fair value.
     For each transaction that does include an optional contractual renewal clause, the Company considers whether the term and rate of the renewal are “substantive” by reference to the guidance of TPA 5100.54, which assists with the application of both paragraphs 10 and 57 of SOP 97-2. TPA 5100.54 describes the following three circumstances (in summary) which may indicate that the contractual renewal rate or term is not substantive:
•	The period of initial PCS is relatively long compared to the term of the software;
•	The aggregate PCS renewal term is less than the initial PCS period; and
•	A PCS renewal rate that is significantly below the vendors normal pricing practices.
     Accordingly, in order to be considered substantive, the Company ensures that the term of the bundled maintenance and support agreement is of shorter duration than both the term of the optional contractual renewal agreement and underlying software (typically a perpetual license). In addition, as the Company’s list price for its annual maintenance and support service agreements is 15% of the list price of the associated software license, and as the Company typically provides a consistent discount from that list price, the Company established an internal policy that the price of the annual, optional renewal included in a contract must be at least 10% of the net software license fee in order for the contractual renewal rate to be considered substantive. If, based upon analysis of these factors, the Company determines that the contractual renewal rate is not substantive, the Company then determines VSOE of the bundled maintenance and support agreement through reference to its annual studies of stand-alone renewal sales data as described in the Company’s reply to Comment #1.
     As the Company’s contractual optional renewal pricing is typically very similar to its normal renewal pricing practices, to date, no significant difference exists between the VSOE of fair value determined with one approach or the other.
3.	Please explain why the Company records the fees charged to customers for shipping and handling as a component of services revenue and the costs for shipping and handling as a component of cost of product revenue. Tell us how significant these fees and costs were for each of the years presented and tell us what impact such fees and costs had on the gross margins for each period presented.
     Upon review, and in consideration of the strong correlation between shipping and handling activities and the fulfillment of product orders, the Company believes that shipping and handling fees should be classified as a component of Product Revenue, rather than as a component of Services Revenue. In future filings with the Commission, including the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2006, the Company will prospectively report shipping and handling fees as a component of Product Revenue, while shipping and handling costs will continue to be reported as a component of Cost of Product Revenue.

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January 17, 2007

     The amount of shipping and handling fees included as a component of Services Revenue was $0, $60,000 and $194,000 in fiscal years 2004, 2005 and 2006, respectively. In all years, shipping and handling fees represented less than 1% of Services Revenue. The amount of shipping and handling costs included as a component of Cost of Product Revenue was $105,000, $302,000 and $469,000 in fiscal years 2004, 2005 and 2006, respectively. Shipping and handling costs as a percentage of Cost of Product Revenue was 2.0%, 3.4% and 4.7% in fiscal years 2004, 2005 and 2006, respectively.
     Gross margins, calculated using the reported financial statement information, were as follows:

	FY04	FY05	FY06

Calculated gross margin of product revenue	80.0%	76.8%	73.7%
Calculated gross margin of service revenue	79.9%	75.8%	75.0%
     The following table shows the impact of reclassifying shipping and handling fees to Product Revenue and the resulting change in gross margins for fiscal years 2004, 2005 and 2006:

	FY04	FY05	FY06
Product Revenue:
Product Revenue (as reported)	$26,063	$38,227	$38,215
Shipping and Handling Fees	$—	$60	$194

Total Product Revenue (Revised)	$26,063	$38,287	$38,409

Change in reported Product Revenue	0.0%	0.2%	0.5%

Services Revenue
Services Revenue (as reported)	$22,610	$26,191	$27,343
Shipping and Handling Fees	$—	$(60)	$(194)

Total Services Revenue (Revised)	$22,610	$26,131	$27,149

Change in reported Services Revenue	0.0%	-0.2%	-0.7%

Calculated gross margin of product revenue (adjusted)	80.0%	76.8%	73.8%
Calculated gross margin of services revenue (adjusted)	79.9%	75.7%	74.8%

Change in product revenue gross margin	0.0%	0.0%	0.1%
Change in services revenue gross margin	0.0%	-0.1%	-0.2%
     The reclassification would change reported Product Revenue and Services Revenues by less than 1% in fiscal years 2004, 2005 and 2006, and the impact of the reclassification would change calculated gross margins by less than 1% in each such period. Accordingly, the Company does not believe that the magnitude of this change in classification is significant enough to restate any previously issued financial statements.

Securities and Exchange Commission
January 17, 2007

Note 15. Stock Option and Incentive Plans, page F-20
4.	We note that the Company’s volatility assumptions decreased from 83.5% and 88.8% in fiscal 2005 and 2004, respectively to 38.48% – 49.16% for fiscal 2006. Please explain the reasons for the significant decrease in your volatility assumptions and describe the methods used to determine volatility in years prior to the adoption of SFAS 123R. Also, please explain how your current assumptions support the Company’s statement on page 12 of your Risk Factors discussion where you state “the per share price of our common stock has experienced significant volatility since we have been a public company.”
     The reason for the significant decrease in the Company’s estimate of volatility is a reduction in the number of years considered when forming the basis of the estimate of volatility. This change in estimation methodology was made pursuant to the Company’s adoption of SFAS 123(R), “Share-Based Payment.”
     Prior to the Company’s adoption of SFAS 123(R), in fiscal 2004 and 2005, the Company estimated the volatility of its common stock in accordance with the guidance prescribed by SFAS 123. Paragraph 285 of SFAS 123 states the following:
285.	Factors to consider in estimating expected volatility include:
a) The historical volatility of the stock over the most recent period that is generally commensurate with the expected option life...[emphasis added]
b) The length of time an entity’s stock has been publicly traded. If that period is shorter than the expected life of the option, historical volatility should be computed for the longest period for which trading is available. A newly public entity also should consider the historical volatility of similar entities following a comparable period in their lives...
Further, paragraphs 275 through 278 of SFAS 123 state the following:
275.	The Board recognizes that in most circumstances there is likely to be a range of reasonable expectations of future volatility, dividends and option life. If one amount within the range is a better estimate than any other amount, that amount should be used. If no amount within the range is a better estimate than any other amount, it is appropriate to use an estimate at the low end of the range for expected volatility...[emphasis added]
276.	Expectations about the future are generally based on past performance, modified to reflect ways in which currently available information indicates that the future is reasonably expected to differ from the past....[emphasis added]
278.	The Board does not intend for an entity to base option values on historical average option lives, stock volatility or dividends ... without considering the extent to which the historical experience reasonably predicts future experience...[emphasis added]

Securities and Exchange Commission
January 17, 2007

     The Company’s understanding of this guidance is that, while volatility estimates should be generally commensurate with the historical volatility of the stock over the most recent period that matches the expected option life, consideration must also be given to facts and circumstances that suggest that such historical volatility may not reasonably predict future volatility. Using the guidance described by SFAS 123, the Company concluded that volatility of 88.8% and 83.5% in fiscal years 2004 and 2005, respectively, represented reasonable estimates of expected volatility after considering the Company’s facts and circumstances during those periods. This is evidenced by the following analysis of fiscal 2004 and 2005.
     In fiscal 2004, option lives were estimated to be approximately 4.7 years, which, as of the end of fiscal 2004, would have effectively included the entire period in which the Company was a public entity. The average volatility of the Company’s common stock for that period of time was as follows:

Moldflow Corp.	2000	2001	2002	2003
Annual Volatility	76.1%	86.8%	78.3%	39.1%
Average Volatility for May 2000 through 2003				70.1%
     The average volatility of a group of peers of the Company over the same period was as follows:

Peer Group (Weekly Prices)	2000	2001	2002	2003
Autodesk Inc.	67.0%	56.8%	52.8%	37.2%
Parametric Technology, Corp.	112.3%	87.0%	87.0%	69.4%
Ansys Inc.	54.5%	67.3%	61.3%	35.5%
Msc Software Corp.	63.2%	62.4%	97.6%	54.6%
Agile Software Corp.	134.8%	119.3%	98.9%	55.6%
Matrixone Inc.	114.7%	135.4%	116.4%	78.5%
Aspen Technology Inc.	106.0%	108.2%	151.4%	75.5%
Average Volatility for May 2000 through 2003				84.3%
     Within this peer group, it should be noted that Agile Software Corp. began trading as a public entity in late 1999, which would represent an entity of similar maturity to the Company. During the above period, Agile Software Corp’s average volatility during this period was 102.2%. As the Company was still a relatively new public entity, and given that a group of more mature peers showed higher average volatility over the same period of time, it is appropriate to analyze the impact of including a longer period of time on the determination of volatility. The average volatility using option prices since 1997, which includes years during which the Company’s stock was not publicly traded, was 88.8%. This volatility was more closely aligned with the experience of the more mature peer group and, as the Company could not be sure if decreasing volatility noted from 2001 through 2003 would be sustained, it concluded that volatility of 88.8% represented a reasonable estimate of potential future experience based on the Company’s historical data.
     For fiscal 2005, the data was similar. The Company’s options were estimated to have a life of 4.4 years. The Company’s average volatility over a comparable period was as follows:

Securities and Exchange Commission
January 17, 2007

Moldflow Corp.	2000	2001	2002	2003	2004
Annual Volatility	76.1%	86.8%	78.3%	39.1%	35.7%
Average Volatility for May 2000 through 2004					63.2%
The volatility of the Company’s peer group for the same period was as follows:

Peer Group (Weekly Prices)	2000	2001	2002	2003	2004
Autodesk Inc.	67.0%	56.8%	52.8%	37.2%	33.1%
Parametric Technology, Corp.	112.3%	87.0%	87.0%	69.4%	50.9%
Ansys Inc.	54.5%	67.3%	61.3%	35.5%	35.6%
Msc Software Corp.	63.2%	62.4%	97.6%	54.6%	36.0%
Agile Software Corp.	134.8%	119.3%	98.9%	55.6%	45.1%
Matrixone Inc.	114.7%	135.4%	116.4%	78.5%	61.4%
Aspen Technology Inc.	106.0%	108.2%	151.4%	75.5%	64.6%
Average Volatility for May 2000 through 2004					76.8%
     The average volatility of Agile Software Corp., an entity of similar maturity to the Company was 90.7% over this period. The Company’s average volatility using option prices since 1997 was 83.5%, which was deemed to be a reasonable estimate of future volatility of the underlying stock price based on the Company’s historical data.
     Effective July 1, 2005, the Company adopted the provisions of SFAS 123(R) and elected to follow the modified prospective transition method. Accordingly, financial statement amounts for periods prior to the adoption of SFAS 123(R) were not restated to reflect the fair value method of expensing share-based compensation. Upon adoption, the Company, for the first time, enlisted independent specialists to assist in developing its estimate of volatility. Based upon the work of the Company’s independent specialist, a review of common industry practices and a comparison to the Company’s peer group, it was concluded that the volatility estimated by reference to a period commensurate with the expected lives of the underlying options provided a reasonable estimate for use in the Company’s determination of the fair value of its stock options, which represented a shorter period than the periods used in fiscal 2004 and 2005 as described above. This reduction in the number of years examined to form the basis of the Company’s estimate of volatility is the primary reason that the volatility used in determining the fair value of options decreased between 2005 and 2006.
     While the resulting volatility of 38% to 49% represents a significant decrease from that estimated in the prior years, it reflects a continued stabilization of the price of the Company’s stock (average volatility of 37% for fiscal years 2004 and 2005) and a continued stabilization of the prices of the Company’s peer group. Accordingly, for fiscal 2006, the Company believes that volatility of 38% to 49% is a reasonable estimate of future volatility of the stock price of the Company during the period commensurate with the expected lives of the underlying options calculated in accordance with SFAS 123(R).
     The Company views the Risk Factor disclosure referenced in the Staff’s comment to be addressing an issue different from the volatility assumptions required for preparation of the Company’s consolidated financial statements. The Company views its historical stock price volatility as a genuine, material risk to current or potential investors that must be factored into any investment decision. The Company’s stock price volatility has necessarily changed over time based on the

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January 17, 2007

Company’s performance, the financial markets and other factors. The Company believes, however, that, from the perspective of a reasonable investor, volatility rates of 38% to 49% are significant and pose a material risk that investors in the Company’s common stock should consider carefully.
Note 17. Income Taxes, page F-25
5.	Please provide an update as to the current status of your dispute with the Australian Tax Authority (ATO). Also, explain what the additional tax assessments relate to and why the Company believes such assessments are without merit. Tell us if the ATO is currently reviewing any tax returns beyond 2001 and whether there is the potential for any additional assessments. Does the Company anticipate that the monies paid to date will ultimately be returned by the ATO? If not, then tell us why you believe it is appropriate to classify such payments as “current” assets.
     The Company’s dispute with the Australian Tax Office (“ATO”) is ongoing. The significant issues under review relate to (i) the timing of the tax deductibility of certain expenses incurred in 1994 that were deducted in connection with the acquisition of certain assets in 1994, and (ii) the utilization of net operating losses to reduce taxable income in the years between 1994 and 2001. The assessments that have been issued by the ATO to date relate to these issues and relate to the three tax years that are specifically under review, 1994, 1995 and 2001. The assessment for the 2001 year was issued in November 2005 and the assessments for 1994 and 1995 were issued in May 2006. The amounts of these assessments are consistent with the amounts potentially in dispute as disclosed on the Company’s Current Report in Form 8-K filed on November 30, 2005. To the Company’s knowledge, the ATO is not currently reviewing any Moldflow tax returns beyond 2001.
     As indicated in the Management Discussion and Analysis section of the Company’s Annual Report on Form 10-K for the year ended June 30, 2006, the Company has continued to preserve its rights in these matters through the available taxation objection process. This involved submitting formal statements of objection to the issued assessments. These objections were lodged on a timely basis on January 27, 2006, with respect to the 2001 assessment and on August 14, 2006, with respect to the 1994 and 1995 assessments. The objections are being dealt with by an ATO review team, which is a separate team from the initial ATO audit team.
     The Company has engaged Maddocks as tax counsel and PricewaterhouseCoopers LLP as tax accountants as its advisors in this matter. The Company and its legal and tax advisors have been in communication with the ATO review team regarding their receipt and consideration of our objections. The Company’s General Counsel, Corporate Controller and General Manager of Moldflow Pty. Ltd (the Australian entity under audit) had a face to face meeting with the ATO review team on December 4, 2006 during which the Company was able to provide clarification and support of the positions taken in our tax returns as lodged. No formal decision has yet been reached by the ATO review team and further discussion is ongoing between the Company and the ATO review team.

Securities and Exchange Commission
January 17, 2007

     The Company has concluded that its tax positions have merit and will ultimately be sustained. With regards to the tax positions in question, the Company followed a long standing Tax Ruling on the tax treatments of “purchased software” in filing its tax returns and the ATO has now decided to retrospectively depart from this ruling. The Company believes that the position of the ATO on this matter is inconsistent with the guidance of that Tax Ruling. In addition, the ATO is challenging certain tax losses by taking a position that is inconsistent with available precedent. The conclusion that the tax positions have merit was formed through the Company’s extensive analysis of its tax returns as filed with the ATO and its ongoing consultation with its Australian tax counsel and Australian tax accountants regarding the technical positions taken in the Company’s 1994, 1995 and 2001 tax returns. In addition, the Company’s independent auditors have concurred with the Company’s conclusions with respect to the appropriate accounting for these matters in all of the relevant years.
     In relation to the current matter under audit, it is unlikely that any additional assessments will be issued especially given that the matters in dispute do not recur in subsequent years.
     In the event that the Company is successful in the resolution of these matters, the Company expects that the monies paid to the ATO to date will be refunded to the Company or offset against other currently recorded or future Australian tax liabilities of the Company. This has been confirmed to the Company by its Australian tax advisors. For purposes of clarity, the Company notes that the cash paid to the ATO to date has been paid in accordance with the ATO’s procedural rules that allow a taxpayer to obtain partial relief of the ongoing interest accrual on amounts due to the ATO during the pendency of a dispute in the event that 50% of the stated assessment is paid. It is in accordance with these rules, and with the objective of limiting the continued interest accrual, that the Company made the decision to partially pay the issued assessments.
     At all reporting dates, as the Company expected that these matters would be resolved in a period of not more than twelve months, the amounts paid to the ATO were included as “current” assets. Prospectively, our filings with the Commission will include a statement as such in order to enhance the reader’s understanding of the classification of these amounts.

Securities and Exchange Commission
January 17, 2007

     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions with regard to the Company’s response or would like to discuss any of the matters covered in this letter, please contact the undersigned at (508) 358-5848.

Sincerely,
/s/ Christopher L. Gorgone
Christopher L. Gorgone
Executive Vice President and Chief Financial Officer